Exhibit 99.1

CAESARSTONE LTD.

Kibbutz Sdot-Yam, MP Menashe 3780400, Israel

August 22, 2019

Dear Shareholder,

You are cordially invited to attend an annual general meeting (the “Meeting”) of the shareholders of Caesarstone Ltd. (the “Company”), to be held on September 24, 2019, beginning at 5:00 pm, Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe, Israel.

The Company’s notice of the Meeting, as published on August 15, 2019, and the proxy statement (“Proxy Statement”) appearing on the following pages, describe in detail the matters to be acted upon at the Meeting.

Only shareholders who held shares at the close of business on August 20, 2019 are entitled to notice of, and to vote at, the Meeting and any adjournments or postponement thereof. The Company’s board of directors unanimously recommends a vote “FOR” each matter set forth in the notice.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or, if you hold your shares in street name and the proxy card allows this, over the Internet.

We look forward to seeing as many of you as can attend the Meeting.

Very truly yours, Ariel Halperin Chairman of the Board of Directors

CAESARSTONE LTD.

Kibbutz Sdot Yam, MP Menashe, 3780400, Israel

Tel: +972-4-636-4555

PROXY STATEMENT

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NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on September 24, 2019

Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, August 15, 2019– Caesarstone Ltd. (Nasdaq: CSTE) (“Caesarstone” or the “Company”), a leading developer and manufacturer of high quality engineered quartz surfaces, announced that an annual general meeting (the “Meeting”) of its shareholders will be held on September 24, 2019, at 5:00 pm Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel.

The Meeting is being called for the following purposes:

(1)          to re-elect Messrs. Ariel Halperin, Dori Brown, Roger Abravanel, Eric D. Herschmann, Ronald Kaplan and Ofer Tsimchi, and to elect Mr. Shai Bober and Ms. Tom Pardo Izhaki, to serve as directors of the Company until the close of the next annual general meeting of shareholders of the Company;

(2)          to approve an amendment to the Company’s Articles of Association, to revise provisions relating to prior notice of board of directors’ meetings, effective as of the date of the Meeting;

(3)          to approve the Company’s Compensation Policy for a period of three years, effective as of the date of the Meeting;

(4)          to approve a renewal of the Company’s liability insurance coverage for directors and officers, effective as of February 25, 2019; and

(5)          to approve the reappointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent auditors for the year ending December 31, 2019, and its service until the annual general meeting of shareholders to be held in 2020 and to authorize the Company’s board of directors, upon recommendation of the audit committee of the Company, to determine the compensation of the independent auditors in accordance with the volume and nature of their services and receive an update regarding the Company’s independent auditors’ remuneration for the past year.

The board of directors unanimously recommends that shareholders vote in favor of each of the foregoing proposals, which will be described in a proxy statement related to the Meeting.

The board of directors of the Company appointed Dr. Ariel Halperin as the chairman of the board of directors effective immediately following the conclusion of the Meeting, or any adjourned meeting, subject to his election as a director at the Meeting.

In addition, at the Meeting the shareholders will be asked to consider the Company’s audited financial statements for the year ended December 31, 2018.

We are currently not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

In accordance with the Israeli Companies Law 5759-1999, and regulations promulgated thereunder (the “Companies Law”), any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, no later than August 22, 2019. To the extent that there are any additional agenda items that the board of directors of the Company determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than August 29, 2019.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of each proposal.

In addition, the approval of Proposal Nos. 3 and 4 is, in each case, subject to the fulfillment of one of the following additional voting requirements:

(i)
a majority of the shares that are voted at the Meeting in favor of the relevant proposal, excluding abstentions, includes a majority of the votes of shareholders present and voting who are not controlling shareholders or do not have a personal interest in the approval of the proposal; or

(ii)	the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

In connection with Proposal No. 3, the Companies Law allows the board of directors of a company to approve such proposal even if the general meeting of shareholders has voted against its approval, provided that the company’s compensation committee, and thereafter its board of directors, each determines to approve it, based on detailed arguments, and after having reconsidered the matter and concluded that such action is in the best interest of the company.

For the purposes of Proposal Nos. 3 and 4, a “controlling shareholder” is defined as any shareholder that has the ability to direct the company’s activities (other than by means of being a director or office holder (as defined in the Israeli Companies Law) of the company), including a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company.  Two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of the company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the company, or (ii) the right to appoint directors of the company or its chief executive officer.

A “personal interest” of a shareholder in an action or transaction of a company includes (i) a personal interest of any of the shareholder’s relative (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as detailed above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as a director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy whether or not the proxy grantor has a personal interest; and (ii) excludes an interest arising solely from the ownership of ordinary shares of the company.

If you do not state whether or not you are a controlling shareholder or do not confirm whether or not you have personal interest, your shares will not be voted for Proposal Nos. 3 and 4.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting rights in the Company constitutes a quorum for purposes of the Meeting. In the absence of the requisite quorum of shareholders at the Meeting, the Meeting will be adjourned to the same day in the next week, at the same time and place, unless otherwise determined at the Meeting in accordance with the Company’s articles of association. At such adjourned meeting the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

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Only shareholders of record at the close of business on August 20, 2019 are entitled to notice of, and to vote at, the Meeting, or at any adjournment or postponement thereof.

A proxy statement describing the various matters to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on each matter will be mailed on or about August 28, 2019 to all shareholders entitled to vote at the Meeting. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of Form 6-K and will be available on the Company’s website www.caesarstone.com. Proxies must be submitted to the Company’s transfer agent, American Stock Transfer & Trust Company of New York, New York, no later 11:59 p.m. EST on September 23, 2019, or to our officers no later than 8:00 a.m. (Israel time) on September 24, 2019. Proxies delivered to the Company or to its transfer agent following such time will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.  If your ordinary shares in the Company are held in “street name” (meaning held through a bank, broker or other nominee), you will be able to either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to enable you to participate in and to vote your shares at the Meeting (or to appoint a proxy to do so).

In accordance with the Companies Law, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to the Company’s offices, c/o Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, Attention: Ron Mosberg, General Counsel and Corporate Secretary, or by facsimile to +972-4-6109331, no later than September 15, 2019. Any position statement received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

BY ORDER OF THE BOARD OF DIRECTORS /s/ Ariel Halperin Dr. Ariel Halperin Chairman of the Board of Directors

Kibbutz Sdot-Yam, MP Menashe 3780400, Israel
August 15, 2019

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CAESARSTONE LTD.

Kibbutz Sdot-Yam, MP Menashe 3780400, Israel

Tel: +972-4-636-4555

PROXY STATEMENT

General Information

This proxy statement (the “Proxy Statement”) and the accompanying proxy card are being furnished to the holders of ordinary shares, par value NIS 0.04 per share, of Caesarstone Ltd., an Israeli company (the “Company”), in connection with the solicitation of proxies by the board of directors of the Company (the “Board”), for use at the annual general meeting of shareholders of the Company (the “Meeting”) to be held on September 24, 2019, beginning at 5:00 pm Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel. You are entitled to notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on August 20, 2019, the record date for the Meeting (the “Record Date”).

Proxy

Ophir Yakovian and Ron Mosberg, or either one of them, may be appointed as proxies by the shareholders entitled to vote at the Meeting with respect to the matters to be voted on at the Meeting.

All ordinary shares represented by properly executed proxies delivered to the Company by mail at its offices at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, Attention: Ron Mosbeg, General Counsel and Corporate Secretary, or by facsimile to +972-4-6109331, or to its transfer agent, American Stock Transfer & Trust Company, LLC, by mail to 6201 15th Avenue, Brooklyn, New York 11219, will be voted as specified in the instructions indicated in such proxies. Proxies must be submitted to the Company’s transfer agent no later than 11:59 p.m. EST on September 23, 2019, or to our officers no later than 8:00 a.m. (Israel time) on September 24, 2019. Proxies delivered to the Company or to its transfer agent following such times will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.  If you are a shareholder of record as of the Record Date for the Meeting, subject to applicable law and the rules of the Nasdaq Stock Market (“Nasdaq”), if no instructions are indicated in such proxies with respect to any proposal, the shares represented by properly executed and received proxies will be voted “FOR” each of the Proposals, other than Proposal Nos. 3 and 4. If you hold your shares in “street name” through a broker, bank or other nominee, you are considered, with respect to those shares, a beneficial owner. Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal 5 relating to the reappointment of our independent auditors firm for the fiscal year ending December 31, 2019; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law 5759-1999, and regulations promulgated thereunder (the “Companies Law”) rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds ordinary shares through a bank, broker or other nominee to instruct such bank, broker or other nominee how to vote its shares, if the shareholder wants its shares to count for the proposals.

Revocation of Proxies

A shareholder may revoke a proxy in one of the following ways: (i) by written notice of the revocation of the proxy delivered by mail to the Company at its offices at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, Attention: Ron Mosberg, General Counsel and Corporate Secretary, or by facsimile to +972-4-6109331, no later than 8:00 a.m. (Israel time) on September 24, 2019, or to its transfer agent, American Stock Transfer & Trust Company, LLC, by mail to 6201 15th Avenue, Brooklyn, New York 11219, no later than 11:59 p.m. EST on September 23, 2019,  canceling the proxy or appointing a different proxy, (ii) by written notice of the revocation of the proxy delivered at the Meeting to the chairman of the Meeting or (iii) by attending and voting in person at the Meeting. Attendance at the Meeting will not, in and of itself, constitute revocation of a proxy.

Shareholders Entitled to Vote – Record Date

Shareholders of record who held ordinary shares as of the Record Date are entitled to notice of, and to vote at, the Meeting. In addition, shareholders who, as of the Record Date, held ordinary shares through a bank, broker or other nominee which is a shareholder of record of the Company at the close of business on the Record Date, or which appears in the participant list of a securities depository on that date, are considered to be beneficial owners of shares held in “street name.” These proxy materials are being forwarded to beneficial owners by the bank, broker or other nominee that is considered the holder of record with respect to the Company’s ordinary shares. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the Meeting, but may not actually vote their shares in person at the Meeting unless they first obtain a signed proxy from the record holder (that is, their bank, broker or other nominee) giving them the right to vote the shares.

As of the Record Date, there were 34,395,170 ordinary shares issued, outstanding and entitled to vote at the Meeting.

Quorum and Required Vote

Pursuant to the Company’s Articles of Association (the “Articles”), the quorum required for the Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 25% of the Company’s voting power. If a quorum is not present within thirty (30) minutes from the time appointed for the Meeting, the Meeting shall stand adjourned to the same day at the same time and place in the following week, in which case the Company shall not be obligated to give notice to the shareholders of the adjourned meeting or to a day, time and place as the Board may decide if so specified in the notice of the meeting (the “Adjourned Meeting”). At such Adjourned Meeting any number of shareholders shall constitute a quorum for the business for which the original meeting was called.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner, as described above.  If you hold your shares in “street name” and do not provide your broker with specific instructions regarding how to vote on any proposal, your broker will not be permitted to vote your shares on the proposal, resulting in a “broker non-vote.”  Therefore, it is important for a shareholder that holds ordinary shares through a bank, broker or other nominee to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for the proposals.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of each proposal.

The approval of Proposal Nos. 3 and 4 is subject to the fulfillment of one of the following additional voting requirements:

(i)
a majority of the shares that are voted at the Meeting in favor of the proposal, excluding abstentions, includes a majority of the votes of shareholders present and voting who are not controlling shareholders or do not have a personal interest in the approval of the proposal; or

(ii)	the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

For the purposes of Proposal Nos. 3 and 4, a “controlling shareholder” is any shareholder that has the ability to direct the company’s activities (other than by means of being a director or office holder of the company), including, for the purpose of Proposal No. 4, a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company.  Two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of the company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the company, or (ii) the right to appoint directors of the company or its chief executive officer.

A “personal interest” of a shareholder in an action or transaction of a company includes (i) a personal interest of any of the shareholder’s relative (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as detailed above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as a director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy whether or not the proxy grantor has a personal interest; and (ii) excludes an interest arising solely from the ownership of ordinary shares of the company.

If you do not state whether or not you are a controlling shareholder or do not confirm whether or not you have personal interest, your shares will not be voted for Proposal Nos. 3 and 4.  The enclosed form of proxy includes a box you can mark to confirm that you are not a “controlling shareholder” and do not have a personal interest in this matter. If you do not mark this box, your vote will not be counted.   Other than Kibbutz Sdot-Yam and Tene (as defined below), we are not aware of controlling shareholders under the Companies Law in Caesarstone.

In connection with Proposal No. 3, the Companies Law allows the board of a company to approve such proposal even if the general meeting of shareholders has voted against its approval, provided that the company’s compensation committee, and thereafter its board of directors, each determines to approve it, based on detailed arguments, and after having reconsidered the matter and concluded that such action is in the best interest of the company.

The Board unanimously recommends shareholders vote “FOR” each of the Proposals set forth in the Proxy Statement.

Except for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

Kibbutz Sdot-Yam, together with Tene (as defined below) are deemed the Company’s controlling shareholders as defined in the Companies Law and beneficially own together approximately 40.4% of the Company’s outstanding ordinary shares as of the Record Date. For more information on the arrangements between Kibbutz Sdot-Yam and Tene, please see under “Beneficial Ownership of Securities by Certain Beneficial Owners and Management” below.

On each matter submitted to the shareholders for consideration at the Meeting, only ordinary shares that are voted on such matter will be counted toward determining whether shareholders approved the matter. Ordinary shares present at the Meeting that are not voted on a particular matter (including broker non-votes) will not be counted in determining whether such matter is approved by shareholders.

Each ordinary share is entitled to one vote on each proposal or item that comes before the Meeting. If two or more persons are registered as joint owners of any ordinary share, the right to vote at the Meeting and/or the right to be counted as part of the quorum for the Meeting shall be conferred exclusively upon the more senior among the joint owners attending the Meeting in person or by proxy. For this purpose, seniority shall be determined by the order in which the names appear in the Company’s share register.

How You Can Vote

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Shareholders of Record. If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or you are listed as a shareholder in the Company’s share register), you can submit your vote by completing, signing and submitting a proxy card, which has or will be sent to you and which will be accessible at the ‘Investor Relations’ portion of the Company’s website, as described below under “Availability of Proxy Materials”.

Please follow the instructions on the proxy card. If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to Proposal Nos. 1, 2 and 5, your shares will be voted in accordance with the recommendations of the Board. Furthermore, the persons named as proxies in the enclosed proxy card will vote in accordance with the recommendations of the Board on any other matters that may properly come before the Meeting.

Ballots will be passed out at the Meeting to anyone who wants to vote at the Meeting. If you choose to do so, please bring the enclosed proxy card or proof of identification. If you are a shareholder of record and your shares are held directly in your name, you may vote in person at the Meeting.

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Shareholders Holding in “Street Name”.  If you hold ordinary shares in “street name” through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with the voting instructions on your voting instruction card. Please follow the instructions on the voting instruction card received from your bank, broker or nominee. You may also be able to submit voting instructions to a bank, broker or nominee by phone or via the Internet if your voting instruction card describes such voting methods. Please be certain to have your control number from your voting instruction card ready for use in providing your voting instructions. It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count for the proposal.

You may also vote in person at the Meeting.  However, because a beneficial owner is not a shareholder of record, you must first obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Even if you plan to attend the Meeting, the Company recommends that you vote your shares in advance so that your vote will be counted if you later decide not to attend the Meeting.

Voting Results

The preliminary voting results will be announced at the Meeting.  The final voting results will be tallied by the Company’s General Counsel and Secretary based on the information provided by the Company’s transfer agent or otherwise and will be published following the Meeting on a Form 6-K that will be furnished to the SEC.

Proxy Solicitation

The Company will bear the costs of solicitation of proxies for the Meeting. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from shareholders by telephone, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed by the Company for their reasonable out-of-pocket expenses. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company. Proxies must be submitted to the Company’s transfer agent no later than 11:59 p.m. EST on September 23, 2019, or to our officers no later than 8:00 a.m. (Israel time) on September 24, 2019. Proxies delivered to the Company or to its transfer agent following such times will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

Availability of Proxy Materials

Copies of the proxy card, the Notice of the Annual General Meeting of Shareholders and this Proxy Statement are available at the ‘Investor Relations’ section of our Company’s website, www.caesarstone.com. The contents of that website are not a part of this Proxy Statement.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information regarding compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2018, please see Item 6 B. of our annual report on Form 20-F for the year ended December 31, 2018, which was filed with the SEC on March 14, 2019, and is accessible through the Company’s website at www.caesarstone.com or through the SEC’s website at www.sec.gov.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of the date indicated below, by each person who we know beneficially owns more than 5.0% of our outstanding ordinary shares.

Beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and includes any ordinary shares over which a person has or shares voting or investment power (including the power to dispose). For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of August 20, 2019, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The table assumes 34,395,170 ordinary shares issued and outstanding as of August 20, 2019.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Held
Mifalei Sdot-Yam Agricultural Cooperative Society Ltd. (1)(3)	13,892,132	40.4%
Tene Investment in Projects 2016, L.P.(2)(3)	13,892,132	40.4%
Invesco Ltd. (4)	2,415,189	7.0%
Itshak Sharon (Tshuva) (6)	2,085,567	6.1%
All of our officers and directors as a group (20 persons)	213,500	*

* Less than 1 percent.

(1) Based on information received from Mifalei Sdot-Yam Agricultural Cooperative Society Ltd. ("Mifalei Sdot-Yam"), Mifalei Sdot-Yam is controlled by Sdot- Yam Business, Holding and Management – agricultural cooperative society Ltd., which is in turn controlled by Kibbutz Sdot-Yam. Mifalei Sdot-Yam holds shared voting power, over 13,892,132 ordinary shares and sole dispositive power over 10,440,000 ordinary shares. No individual member of Mifalei Sdot-Yam has dispositive power or casting vote over the ordinary shares. The Economic Council elected by the members of Kibbutz Sdot-Yam manages the economic activities and strategy of Kibbutz Sdot-Yam. The Economic Council takes its decisions by majority vote and currently has eleven members, including Amit Ben-Zvi (substitute Chairman), who is a director on our board. The address of Kibbutz Sdot-Yam is MP Menashe 3780400, Israel. The Board operates independently from the Economic Council.

Kibbutz Sdot-Yam is a communal society, referred to in Hebrew as a “kibbutz” (plural “kibbutzim”) with approximately 460 members and an additional 350 residents located in Israel on the Mediterranean coast between Tel Aviv and Haifa. Established in 1940, Kibbutz Sdot-Yam is a largely self-governed community of members who share certain social ideals and professional interests on a communal basis. Initially, the social idea behind the formation of the kibbutzim in Israel was to create a communal society in which all members share equally in all of the society’s resources and which provides for the needs of the community. Over the years, the structure of the kibbutzim has evolved, and today there are a number of different economic and social arrangements adopted by various kibbutzim.

Today, each member of Kibbutz Sdot-Yam continues to own an equal part of the assets of the Kibbutz. The members of Kibbutz Sdot-Yam are engaged in a number of economic activities, including agriculture, industrial operations and outdoor venue operations. A number of Kibbutz members are engaged in professions outside the Kibbutz. The Kibbutz is the owner and operator of several private companies. The Kibbutz community holds in common all land, buildings and production assets of these companies.

Some of the members of Kibbutz Sdot-Yam work in one of the production activities of Kibbutz Sdot-Yam, according to the requirements of Kibbutz Sdot-Yam and the career objectives of the individual concerned. Other members work outside of Kibbutz Sdot-Yam in businesses owned by other entities. Each member receives income based on the position the member holds and his or her economic contribution to the community, as well as on the size and composition of his or her family. Each member’s income depends on the income of Kibbutz Sdot-Yam from its economic activities. Each member has a personal pension fund that is funded by Kibbutz Sdot-Yam, and all accommodation, educational, health and old age care services, as well as social and municipal services, are provided either by or through Kibbutz Sdot-Yam and are subsidized by Kibbutz Sdot-Yam.

The elected Economic Council is the key economic decision-making body of Kibbutz Sdot-Yam. Kibbutz Sdot-Yam also has a General Secretary (chairman) and other senior officers, all of whom are elected by the members of Kibbutz Sdot-Yam at its General Meeting for terms of seven years. A meeting of the members of the Kibbutz may remove a member of the Economic Council by simple majority vote.

As of December 31, 2018, 50 of our employees, or 3.3% of our total workforce, are also members of Kibbutz Sdot-Yam.

(2) Based on a Schedule 13D/A filed with the SEC on November 21, 2018, Tene Investment in Projects 2016, L.P. (“Tene”) has shared voting power over 13,892,132 ordinary shares and shared dispositive power over 5,452,132, consisting of (i) 3,452,132 ordinary shares, which it directly owns, and (ii) 2,000,000 ordinary shares underlying an immediately exercisable call option (“Call Option”) from Mifalei Sdot-Yam, which it directly owns pursuant to the Shareholders’ Agreement (as defined below) with Mifalei Sdot-Yam. Pursuant to the Shareholders’ Agreement, Tene also shares voting power over 10,440,000 Ordinary Shares beneficially owned by Mifalei Sdot- Yam. Dr. Ariel Halperin is the sole director of Tene Growth Capital III (G.P.) Company Ltd. (“Tene III”), which is the general partner of Tene Growth Capital 3 (Fund 3 G.P.) Projects, L.P (“Tene III Projects”), which is the general partner of Tene. Dr. Halperin is also a member of the Board.  Each of Dr. Halperin, Tene III and Tene III Projects may thus be deemed to share voting power over the 13,892,132 ordinary shares and dispositive power over the 5,452,132 ordinary shares, in each case, beneficially owned by Tene.

(3) On October 13, 2016, based on approval from the Israeli Antitrust Commission, Mifalei Sdot-Yam and Tene entered into the shareholders’ agreement (“Shareholders’ Agreement”), memorialized in a term sheet signed by Mifalei Sdot-Yam and Tene on September 5, 2016 and further amended on February 20, 2018. Pursuant to the Shareholders’ Agreement:

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The parties agreed to vote at general meetings of our shareholders in the same manner, following discussions intended to reach an agreement on any matters proposed to be voted upon, with Tene determining the manner in which both parties will vote if no agreement is reached, except with respect to certain carved-out matters, with respect to which Mifalei Sdot-Yam will determine the manner in which both parties will vote if no agreement is reached.

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The parties agreed to use their best efforts to prevent any dilutive transactions that would reduce Mifalei Sdot-Yam’s holdings in us below 26% on a fully diluted basis, provided that such agreement will not apply as of the date on which the percentage of Mifalei Sdot-Yam’s holdings decreases below 26% of our outstanding shares on a fully diluted basis, for any reason whatsoever, or if Mifalei Sdot-Yam receives a satisfactory written certification from the Israel Land Authority permitting Mifalei Sdot-Yam’s holdings in us to decrease below 26%. Subject to certain exceptions, Mifalei Sdot-Yam will also continue to hold at least 6,850,000 of our ordinary shares for the seven-year term of the Shareholders’ Agreement, and in no case fewer than the number of ordinary shares that would permit Tene to exercise the Call Option in full.

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The parties agreed to use their best efforts to cause that at least four directors be elected to the Board (one identified by Mifalei Sdot-Yam, two identified by Tene and another identified by Mifalei Sdot-Yam with Tene’s consent), provided that the parties will not propose a resolution at a general meeting of our shareholders that will contradict a recommendation of the Board on elections.

•	The parties granted each other certain tag-along rights with respect to their dispositions of ordinary shares.

(4) Based on a Schedule 13G/A filed with the SEC on February 4, 2019 by Invesco Ltd, as of December 31, 2018, Invesco Ltd. holds sole voting power over 2,415,189 shares and sole dispositive power over 2,415,189 shares. The address of Invesco Ltd. is 1555 Peachtree Street NE, Suite 1800, Atlanta GA 30309.

 (5) Based on Schedule 13G filed with the SEC on February 14, 2019 by Itshak Sharon (Tshuva), as of December 31, 2018, Itshak Sharon (Tshuva) held shared voting and dispositive power over 2,085,867 ordinary shares. These ordinary shares are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holding Ltd. (the “Subsidiaries”).  The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients.  Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The Phoenix Holding Ltd. is a majority-owned subsidiary of Delek Group Ltd.  The majority of Delek Group Ltd.’s outstanding share capital and voting rights are owned, directly and indirectly, by Itshak Sharon (Tshuva) through private companies wholly-owned by him, and the remainder is held by the public. The address of Itshak Sharon (Tshuva) and Delek Group Ltd. is 19 Abba Eban Blvd., P.O.B. 2054, Herzliya, 4612001, Israel. The address of the Phoenix Holding Ltd. is Derech Hashalom 53, Givataim, 53454, Israel.

As of the Record Date, our directors and executive officers held, in the aggregate, 860,375 ordinary shares subject to outstanding equity awards (including outstanding options and unvested RSUs), which amount includes options currently exercisable for 213,500 ordinary shares. The options have a weighted average exercise price of $24.4 per share and have expiration dates until 2025. As of the Record Date, 567,622 ordinary shares remained reserved for future grants under our 2011 Incentive Compensation Plan.

CORPORATE GOVERNANCE

Under our Articles, the number of directors on the Company’s Board is fixed at not less than seven and not more than 11 members. The minimum and maximum number of directors may be changed, at any time and from time to time, by a simple majority vote of our shareholders at a shareholders’ meeting. Currently, there are nine directors serving on the Board. If Proposal No.1 is approved at the Meeting, following the Meeting there will be 10 directors serving on the Board.

Our nominating committee is currently composed of Dr. Ofer Borovsky, Ms. Irit Ben-Dov, Mr. Ronald Kaplan and Mr. Eric D. Herschmann, each of whom has been determined by the Board to be independent under the corporate governance standards of Nasdaq.

At the Meeting, the shareholders will be asked to re-elect six directors and elect two directors that were nominated by the nominating committee and by our Board.

Under the corporate governance standards of Nasdaq, a majority of our directors must meet the independence requirements specified in those rules. Following the Meeting, assuming the election of all nominees, our Board will consist of 10 members, six of whom will be independent under the Nasdaq rules. Specifically, our Board has determined that Messrs. Roger Abravanel, Eric D. Herschmann, Ronald Kaplan, Ofer Tsimchi, Ofer Borovsky and Ms. Irit Ben-Dov meet the independence standards under the Nasdaq rules. In reaching this conclusion, the Board determined that none of these directors has a relationship that would preclude a finding of independence and any relationships that these directors have with us do not impair their independence.

Our audit committee and the Board further determined that Mr. Ofer Tsimchi meets the independence requirements of the Companies Law and will serve as an independent director under the Companies Law.

Each of the director nominees has certified to us that he or she complies with all requirements under the Companies Law for serving as a director (and, in the case of Mr. Ofer Tsimchi, for serving as an independent director under the Companies Law). Such certifications will be available for inspection at the Meeting.

Under the Companies Law, two of our directors are required to be external directors. Dr. Ofer Borovsky and Ms. Irit Ben-Dov are currently serving three-year terms as external directors of the Company, which commenced on March 21, 2018. Under the Companies Law, the board of directors of a public company is required to determine the minimum number of directors with “accounting and financial expertise” who will serve on the board. The Board determined that at least one director must have “accounting and financial expertise”, as such term is defined by regulations promulgated under the Companies Law. The Board determined that each of Mr. Ofer Borovsky and Ms. Irit Ben-Dov has “accounting and financial expertise”. Our Board has further determined that each of Mr. Ofer Borovsky and Ms. Irit Ben-Dov qualifies as an “audit committee financial expert,” as defined by the rules of the SEC and has the requisite financial experience required by the Nasdaq rules. Each member of the audit committee meets the additional independence requirements of Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Company’s audit committee (the “Audit Committee”) met seven times since last year’s annual general meeting. The Company’s compensation committee (the “Compensation Committee”) met seven times since last year’s annual general meeting. The nominating committee met once since last year’s annual general meeting. Our Board met ten times since last year’s annual general meeting. Each of our directors nominated for re-election have attended more than 90% of the meetings of the Board and its committees on which they served since last year’s annual general meeting.

As approved at our 2014 and 2015 annual general meetings of shareholders and effective as of such dates, each of our directors (not including the Dr. Ariel Halprin, Mr. Roger Abravanel, Mr. Ronald Kaplan and Mr. Eric D. Herschmann), is entitled to an annual fee of NIS 120,000, subject to the limitation discussed below (the “Annual Fee”), and payment of NIS 3,350 per meeting, for participating in meetings of the Board and committees of the Board (the “Participation Compensation”). The Annual Fee will not exceed the maximum annual fee of an expert external director set forth in the Companies Regulations (Rules regarding Compensation and Expenses of External Directors), 5760 – 2000 as adjusted by the Companies Regulations (Reliefs for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760 – 2000 (together, the “Israeli Companies Regulations”). In the case of an external director, who does not qualify as an expert in accordance with the Israeli Companies Regulation, the Annual Fee will not exceed the maximum annual fee of an external director set forth in the Israeli Companies Regulations. The Participation Compensation for resolutions that will be adopted without an actual convening (unanimous written resolutions) and for participation through media communication will be reduced as follows: (1) for resolutions that will be adopted without an actual convening, the Participation Compensation will be reduced to 50%; and (2) for participation through media communication, the Participation Compensation will be reduced to 60%.

Further, as approved at our 2016 annual general meeting of shareholders and effective as of such date, Mr. Roger Abravanel is entitled to an annual fee of US$100,000 and an additional per meeting fee of US$2,500 for participation in meetings of the Board and committees of the Board. In addition, Mr. Ronald Kaplan and Mr. Eric D. Herchmann are each entitled to an annual fee of US$75,000 and an additional per meeting fee of US$2,500 for participation in meetings of the Board and committees of the Board. Participating fees for meetings held through media communication will be reduced by 50% and for meetings by written consent will be reduced to 25%.

As approved at our 2017 annual general meeting of shareholders and effective as of such date, Dr. Ariel Halperin, our chairman of the Board, is entitled to an annual fee in the amount of NIS 750,000 (approximately $216,000), payable in equal quarterly installments.

The Participation Compensation and the Annual Fee described above are inclusive of all expenses incurred by a director in connection with his or her participation in a meeting held at the Company’s offices in Israel or at the director’s residence area or with regard to resolutions resolved by written consent or meeting via a teleconference; provided, however, that with respect to independent directors residing outside of Israel (other than Chairman of our Board and external directors), their travel and lodging expenses related to their participation in and physical attendance at any Board or Board committee meeting will be borne by the Company. In addition, directors will be entitled to reimbursement for traveling expenses when traveling abroad on behalf of the Company and other expenses incurred in the performance of their duties and other services to the Company.

Further, at our 2017 annual general meeting of shareholders, we granted 3,750 options to purchase our ordinary shares to each of our directors (other than Chairman of our Board), and granted 33,000 options to purchase our ordinary shares to Dr. Halperin, our chairman of the Board, each with an exercise price of $28.65, the closing price of our ordinary shares on Nasdaq as of shareholders’ approval date. The options have been granted in accordance with, and subject to, all terms and conditions of the applicable Company’s incentive plan and the Company's customary option agreement, including, among other things, provisions for adjustment of the exercise price due to dividend distribution, and provisions for the acceleration of the vesting of the options the event we undergo a change of control. The options vest in three (3) equal annual installments, with the first installment vesting on August 1, 2018, subject to the continuous service on the Board on the relevant vesting date.

The Company purchases directors’ and officers’ liability insurance for its directors and executive officers, as approved by our shareholders and consistent with our compensation policy. The terms of our current insurance policy are set forth in Proposal No. 4 below, subject to shareholders approval at the Meeting. In addition, the Company released its directors from liability and committed to indemnify them to the fullest extent permitted by law and its Articles, and provided them with exemption and indemnification agreements for this purpose. The current form of Letter of Exemption and Indemnification was filed as Exhibit 4.5 to our annual report on Form 20-F for the year ended December 31, 2018, filed with the SEC on March 14, 2019, and is available on the SEC website at www.sec.gov.

Any director elected at the Meeting would be remunerated in the manner described above, and would benefit from the insurance, indemnification and release discussed above.

Each director, who is not an external director, holds office until the annual general meeting of our shareholders in the subsequent year unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she is removed from office as described below.

Under our Articles, the directors who are serving in office will be entitled to act even if a vacancy occurs on the Board. However, should the number of directors, at the time in question, become less than the minimum set forth in our Articles, the remaining director(s) will be entitled to act for the purpose of filling the vacancies which will have occurred on the Board or for convening a general meeting, but not for any other purpose.

PROPOSAL ONE

ELECTION OF DIRECTORS

Background

At the Meeting, the shareholders will be asked to (i) re-elect the following persons to serve as directors of the Company until the next annual general meeting of shareholders of the Company: Ariel Halperin, Dori Brown, Roger Abravanel, Eric D. Herschmann, Ronald Kaplan and Ofer Tsimchi; and (ii) elect the following new nominees as directors of the Company to serve until the next annual general meeting of shareholders of the Company: Shai Bober and Tom Pardo Izhaki.

Ariel Halperin (64) has served as our director since December 2016, and from December 2006 to May 2013. Dr. Halperin has served as the senior managing partner of Tene Investment Funds since 2004 and as a founding partner of Tenram Investments Ltd. since 2000. From 1992 to 2000, Dr. Halperin led negotiations related to the Kibbutzim Creditors Agreement, serving as trustee for the Israeli government, Israeli banks and the Kibbutzim. Dr. Halperin currently serves as a director of several Tene Investment Funds' portfolio companies, including Ricor Cryogenic & Vacuum Systems L.P., Qnergy Ltd., Gadot Chemical Terminals (1985) Ltd., Merhav Agro Ltd., Ortal Heating and Airconditioning Ltd. and Sharon Laboratories Ltd.  Dr. Halperin holds a B.A. in Mathematics and Economics and Ph.D. in Economics from The Hebrew University of Jerusalem in Israel and a Post-Doctorate degree in Economics from the Massachusetts Institute of Technology in Cambridge, Massachusetts.

Dori Brown (47) has served as our director since December 2016, and from December 2006 to March 2012.  Mr. Brown joined Tenram Investment Ltd. as an associate in 2001 and became a partner in 2003. Mr. Brown is one of the founding partners of Tene Investment Funds and has acted as managing partner since 2004. Mr. Brown currently serves as a director of several Tene Investment Funds' portfolio companies, including Chromagen Agricultural Cooperative Ltd., Telefire Fire and Gas Detectors Ltd. and Scodix Ltd. Mr. Brown holds an LL.B. degree from Bar Ilan University, Israel.

Roger Abravanel (72) has served as our director since December 2016. Mr. Abravanel retired from McKinsey & Company, which he joined in 1972 and where he had become a principal in 1979 and a director in 1984. Mr. Abravanel has provided consulting services to Israeli and Italian private and venture capital funds throughout his career. Mr. Abravanel served as a director of COFIDE—Gruppo De Benedetti SpA from 2008 until 2013, as a director of Luxottica Group SpA from 2006 to 2014, and as a director of Admiral Group plc from 2012 until 2015. Mr. Abravanel currently serves as a director of Teva Pharmaceutical Industries Ltd. and Banca Nazionale del Lavoro (a subsidiary of BNP Paribas), and as Chairman of INSEAD’s Advisory Group in Italy. Mr. Abravanel received a B.Sc. degree in chemical engineering from the Polytechnic University in Milan in 1968 and an M.B.A. from INSEAD (with distinction) in 1972.

Eric D. Herschmann (54) has served as our director since December 2016. Mr. Herschmann served as the President and Chief Operating Officer of Southern Union Co., since May 2008 until 2012. Mr. Herschmann has been a Partner in the law firm of Kasowitz, Benson, Torres & Friedman LLP since joining it in 1996 and has been its national lead litigation counsel since 1999. Mr. Herschmann served as an Interim General Counsel of Southern Union Co., from January 2005 to October 2007 and its Senior Executive Vice President from 2005 to 2008. He served as Legal Counsel of the audit department of Citibank, N.A., where he managed a team of investigators supporting CitiCorp. on a global basis. From 1987 to 1993, Mr. Herschmann was an Assistant District Attorney and Senior Litigation Counsel for the New York County District Attorney's Office. He served as Vice Chairman of Southern Union Company, the General Partner of Panhandle Eastern Pipe Line Co LP since 2009 until 2012. He earned a B.A. degree from Yeshiva University in 1984 and a Law Degree in 1987 from Benjamin N. Cardozo School of Law, where he served as editor of the International Law Journal and member of the Moot Court Board.

Ronald Kaplan (67) has served as our director since December 2015. Mr. Kaplan has served as Chairman of the board of directors of Trex Company, Inc. (NYSE: TREX) since August 2015. From May 2010 to August 2015, Mr. Kaplan served as Chairman, President and Chief Executive Officer of Trex Company, Inc. From January 2008 to May 2010, Mr. Kaplan served as a director and President and Chief Executive Officer of Trex Company, Inc. From February 2006 through December 2007, Mr. Kaplan served as Chief Executive Officer of Continental Global Group, Inc. For 26 years prior to this, Mr. Kaplan was employed by Harsco Corporation (NYSE: HSC), an international industrial services and products company, at which he served in a number of capacities, including as senior vice president, operations, and, from 1994 through 2005, as President of Harsco Corporation’s Gas Technologies Group, which manufactures containment and control equipment for the global gas industry. Mr. Kaplan received a B.A. in economics from Alfred University and an M.B.A. from the Wharton School of Business, University of Pennsylvania.

Ofer Tsimchi (59) has served as our director since December 2014.  He is a managing partner of Danbar Group Ltd., which he co-founded in 2006. Mr. Tsimchi served as the Executive Chairman of the Board of Polysack Plastic Industries Ltd. from 2008 to 2011. Mr. Tismchi has been a director of Redhill Biopharma since 2011, Maabarot Products Ltd. since 2014, and Kidron Industrial Materials ltd since 2003. From 2003 until 2005, he served as director and Chief Executive Officer of Kidron Industrial Holdings Ltd. Group.  From 2002 until 2003, Mr. Tismchi was a Business Development Manager of ProSeed Capital Fund. From 2000 until 2001, Mr. Tismchi acted as the Chief Executive Officer of Insider Financial Services Ltd. From 1997 until 2000, Mr. Tsimchi served as the Chief Executive Officer of Inbar Moulded Fiberglass and from 1993 until 1997 as its Vice President of Marketing and Sales. He was the Community Director and Secretary of Kibbutz Hamadia from 1990 until 1993. Mr. Tsimchi holds a B.Sc. in Economics and Agriculture from the Hebrew University, Israel.

Shai Bober (44) has served as the business manager of Kibbutz Sdot-Yam since June 2019. From 2014 to 2019, Mr. Bober served as Caesarstone’s maintenance manager. From 2008 to 2003, Mr. Bober served as an electrical and control system engineer in our plants in Israel and in the U.S. Mr. Bober serves as a director on the financial committee of Kibbutz Sdot-Yam and as Chief Executive Officer of Kibbutz Sdot-Yam Energy Company Ltd.  Mr. Bober holds a Bachelor of Technology degree, in Electrical and Electronics Engineering, from the Afeka Academic College of Engineering, Israel.

Tom Pardo Izhaki (36) has served as the Chief Financial Officer of Kibbutz Sdot-Yam since 2017. From 2013 to 2017, Ms. Pardo Izhaki served as the Chief Financial Officer of the A.T. Group. From 2008 to 2013, she served as a supervisor of the department of assurance services at PWC Israel and, from 2002 to 2008, in a senior bookkeeping role at Sdot-Yam Marble & Tiles Ltd. Ms. Pardo Izhaki holds a B.A. in Economics and Accounting from Haifa University, and an M.A. in Accounting from Bar-Ilan University, Israel. Ms. Pardo Izhaki is qualified as a Certified Public Accountant in Israel.

Proposed Resolutions

We are therefore proposing to adopt the following resolution:

 “RESOLVED, to approve (i) the re-election of each of Messrs. Ariel Halperin, Dori Brown, Roger Abravanel, Eric D. Herschmann, Ronald Kaplan and Ofer Tsimchi; and (ii) the election of each of Mr. Shai Bober and Ms. Tom Pardo Izhaki, to serve as directors of the Company until the next annual general meeting of shareholders of the Company.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

PROPOSAL TWO

AMENDMENT OF THE COMPANY’S ARTICLES OF ASSOCIATION TO REVISE PROVISIONS
CONCERNING PRIOR NOTICE OF BOARD OF DIRECTORS MEETINGS

At the Meeting, shareholders will be requested to approve an amendment to the Articles, according to which a written notice of a Board meeting specifying the time and place of such meeting, as well as a reasonable account of the matters to be discussed, shall be given to all directors a reasonable time prior to the meeting, unless the majority of Board members agree to conduct the meeting without such notice and only in urgent events.

For the purpose of implementing the proposed amendment, Section 77 of the Company’s Articles of Association shall be revised as follows:

“PROCEEDINGS OF THE DIRECTORS

77.          The directors shall meet together for the dispatch of business, adjourn and otherwise regulate their meetings as they deem fit, subject to the Law and these Articles.

A written notice of any meeting of the Board shall specify the time and place the meeting shall take place, as well as a reasonable account of the matters to be discussed at such meeting, and shall be given to all directors ~~three business days~~ a reasonable time before the meeting, unless the majority of Board members agree to conduct the meeting without such notice and only in urgent events.”

Proposed Resolution

We are therefore proposing to adopt the following resolution:

“RESOLVED, to approve an amendment to Section 77 of the Company’s Articles of Association as described in the proxy statement, dated August 22, 2019, such that a written notice of a Board meeting specifying the time and place of such meeting, as well as a reasonable account of the matters to be discussed, shall be given to all directors a reasonable time prior to the meeting, unless the majority of Board members agree to conduct the meeting without such notice and only in urgent events.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

PROPOSAL THREE

APPROVAL OF THE COMPANY’S COMPENSATION POLICY

As required by the Companies Law, the Company has adopted a compensation policy (the “Compensation Policy”) which sets forth the terms of office and employment of its office holders, including the grant of any benefit, other payment or undertaking to provide payment, such as salary, bonus, equity awards, severance and other compensation, exemption from liability, insurance or indemnification, and any payment or other benefit in connection with termination of services. The term “office holder,” as defined in the Companies Law, includes directors, executive officers and any manager directly subordinate to the chief executive officer.

Our current Compensation Policy became effective on December 6, 2016, following its approval at the annual general meeting of shareholders.

Pursuant to the Companies Law, our Compensation Policy must be reviewed from time to time by our Compensation Committee and Board, to ensure its alignment with the Company’s compensation philosophy and to consider its appropriateness for the Company. The Compensation Policy must generally be re-approved once every three years by the Board, after considering the recommendations of the Compensation Committee, and by the Company’s shareholders.

Accordingly, following the recommendation of our Compensation Committee, our Board has approved, and recommends that shareholders approve, the amended Compensation Policy (“Amended Compensation Policy”), in the form attached to this Proxy Statement as Exhibit A.

The Amended Compensation Policy, if approved by our shareholders, will become effective immediately following the Meeting, for a period of three years. If the Amended Compensation Policy will not be approved by our shareholders, our current Compensation Policy will remain in full force and effect until the earlier of its expiration or the adoption of a new compensation policy. To the extent not approved by our shareholders at the Meeting, our Compensation Committee and Board may nonetheless approve the Amended Compensation Policy, following re-discussion of the matter and for specified reasons, provided such approval is in the best interests of the Company.

When reviewing and approving the Amended Compensation Policy, the Compensation Committee and the Board, with the advice and assistance of legal advisors, considered numerous factors, including the relevant matters and provisions set forth in the Companies Law and reviewed relevant information.

Similar to our current Compensation Policy, the Amended Compensation Policy continues to link pay to performance and to align our executive officers’ interests with those of the Company and of our shareholders. It allows us to provide meaningful incentives that reflect both the Company’s short- and long-term goals and performance, as well as the executive officers’ individual performance and impact on shareholder value, while providing compensation that is competitive in the global marketplace in which we recruit talent and is designed to reduce incentives for our executive officers to take excessive risks.

The Amended Compensation Policy continues to emphasize each executive officer’s individual characteristics (such as his or her respective position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among executive officers, taking into account the internal ratios between compensation of our executive officers and directors and other employees of the Company. Pursuant to the Amended Compensation Policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses and other cash bonuses (such as relocation, signing and special bonuses and a non-compete grant), as well as change of control related bonuses, equity-based compensation, retirement and termination of employment benefits and other benefits. The cash bonuses that may be granted under the Amended Compensation Policy are limited to a maximum amount linked to the executive officer’s base salary.

Under the Amended Compensation Policy, an annual cash bonus may be awarded to executive officers (other than the CEO) upon the attainment of certain pre-established periodic objectives and individual targets determined by the CEO and approved by the Compensation Committee. The Compensation Committee and the Board determine any applicable minimum thresholds that must be met for entitlement to the annual cash bonus (all or any portion thereof) and the formula for calculating any annual cash bonus payout.

The Amended Compensation Policy provides that the annual bonus awarded to the Company’s CEO will be based on measurable objectives of the Company, subject to a minimum threshold. The measurable objectives will be approved by the Compensation Committee and the Board at the commencement of each fiscal year or several fiscal years, upon commencement of employment, as in the case of our CEO, Mr. Yuval Dagim, or in other special circumstances as set forth in the Amended Compensation Policy.

Similar to our current Compensation Policy, the equity-based compensation under the Amended Compensation Policy for our executive officers is designed to enhance the alignment between the executive officers’ interests with the long term interests of the Company and its shareholders and to promote our retention efforts. Equity-based awards may be granted from time to time in the form of options and restricted stock units, will be structured to vest over several years in order to align such executive officers incentives with longer-term strategic plans of the Company, and will be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the relevant executive officer.

Under the Amended Compensation Policy, any equity-based compensation awarded to employees, executive officers or directors shall not, in the aggregate, exceed 10% of the Company’s share capital on a fully diluted basis at the date of grant.

Similar to our current Compensation Policy, the Amended Compensation Policy contains compensation recovery provisions in the event of accounting restatement, which would allow the Company, under certain conditions, to recover bonuses or performance-based equity paid in excess of what would have been paid under the financial statements, as restated. The Amended Compensation Policy also contains provisions that would enable our CEO to approve any immaterial change in the terms of employment of other executive officers (provided that the changes of the terms of employment are in accordance the Amended Compensation Policy) and would allow the Company to exculpate, indemnify and insure our executive officers and directors subject to certain updated limitations set forth in the Amended Compensation Policy.

The Amended Compensation Policy also governs the compensation of our Board members and provides that the compensation of our directors (excluding the chairman of the Board, the external directors and the independent directors under the Israeli Companies Law) will be determined from time to time and approved by the Compensation Committee, the Board and the Company’s shareholders, based on the director’s relevant skills and experience, up to the limits set forth in the Amended Compensation Policy. Our chairman of the Board will be entitled to an annual base compensation limited to a maximum amount linked to external directors’ annual compensation. In addition, the chairman of the Board may be granted an annual bonus based on measurable parameters to be defined by the Compensation Committee and the Board and approved by the Company’s shareholders, which shall amount to up to 50% of the chairman’s annual base compensation.

Under the Amended Compensation Policy, our Board members may also be awarded equity-based compensation, as shall be determined from time to time and approved by the Compensation Committee, the Board and the Company’s shareholders, which will be subject to a vesting schedule over several years. In addition, our directors will be entitled to reimbursement for traveling expenses when traveling abroad on behalf of the Company and other expenses incurred in the performance of their duties and other services to the Company.

The foregoing overview is qualified in its entirety by reference to the full text of the Amended Compensation Policy, which is attached as Exhibit A hereto.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

“RESOLVED, to approve the Amended Compensation Policy for Executive Officers and Directors substantially in the form attached to this Proxy Statement as Exhibit A effective immediately following the Meeting, for a period of three years.

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

PROPOSAL FOUR

APPROVAL OF A RENEWAL OF THE COMPANY’S LIABILITY INSURANCE
COVERAGE FOR DIRECTORS AND OFFICERS

Under the Companies Law, procurement of directors’ and officers’ (“D&O”) liability insurance coverage for an "Office Holder" (as such term is defined therein) form part of the compensation terms of an Office Holder which must generally be consistent with the company's compensation policy and require the approval of the company's compensation committee and board of directors, and, if the Office Holder is a director or chief executive officer, the approval of the company's shareholders. Pursuant to the Companies Law, under certain circumstances, a company may approve an arrangement that is not consistent with its compensation policy, if such arrangement is approved by a special majority of its shareholders.

The purchase of D&O liability insurance is standard practice for companies similar to us and is customary in the United States and in Israel and we believe that such insurance is necessary in order to help ensure our continued ability to attract and retain highly qualified directors and officers.  The Companies Law and the Company’s Articles provide that we may obtain insurance for an office holder against liabilities incurred with respect to an act or omission in his or her capacity as an office holder. These liabilities include a breach of duty of care towards the Company or a third-party, a breach of duty of loyalty (provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company’s interests) and any monetary liability imposed on the office holder in favor of a third-party.

Our current Compensation Policy includes a general framework pursuant to which the Company is entitled, from time to time and up to a period of three years in the aggregate, to extend or renew the D&O policy subject to certain limitations and restrictions as previously approved by our shareholders at the annual general meeting of shareholders held on December 6, 2016.

In February 2019, upon the expiration of our then current D&O policy, and in light of the increase in maximum coverage and premiums in the market, our Compensation Committee and Board approved a new D&O policy (the “New D&O Policy”), which, subject to the approval of the shareholders at the Meeting, shall be effective as of February 25, 2019.

Our Compensation Committee and Board believe that it is in the best interests of the Company and our shareholders to approve the purchase of D&O insurance coverage for coverage equal to $100.0 million per claim and in the aggregate for the term of the New D&O Policy and an additional limit on liability, exceeding the limit of liability in the New D&O Policy, for defense costs in compliance with Section 66 of the Israeli Insurance Contract Law – 1981. The proposed annual premium shall be in the amount of $578,500 and the deductible for U.S. securities claims shall be in the amount of $1.0 million.

Our Compensation Committee and the Board have determined that the proposed terms for the New D&O Policy are consistent with market practices, following benchmark review conducted by our insurance consultants. Furthermore, the proposed terms are consistent with the Company’s Amended Compensation Policy as described in Proposal No. 3, which will become effective immediately following the Meeting, provided that Proposal No. 3 is approved by the Company’s shareholders.

The Compensation Committee and the Board have noted that this proposal deviates from the terms of our Compensation Policy currently in effect. Following discussion and consideration of all relevant factors, including the rapid changes in the terms of insurance policies and significant increases in premiums payable, as well as the risks inherent in the industry, our Compensation Committee and Board have approved and are recommending that the shareholders approve the proposed changes to our D&O liability insurance coverage.

In accordance with the Companies Law, the adoption of this Proposal No. 4 requires approval by our shareholders.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

“RESOLVED, to approve and ratify the terms of the Company’s New D&O Policy as described in this proxy statement, effective as of February 25, 2019”.

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

PROPOSAL FIVE

REAPPOINTING OF INDEPENDENT AUDITORS AND AUTHORIZATION
TO DETERMINE COMPENSATION

Background

The Company, based upon the recommendation of the Board, is submitting for approval the reappointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global), as its independent auditors for the year ending December 31, 2019, and its service until the annual general meeting to be held in 2020, and to authorize the Board upon recommendation of the Audit Committee, to determine the compensation of the auditors in accordance with the volume and nature of their services.

Our Audit Committee has adopted a pre-approval policy for the engagement of our independent auditors to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent auditors.

The following table sets forth the total compensation that was paid by the Company and its subsidiaries to the Company’s independent auditors, Ernst & Young, in each of the previous two fiscal years:

	Year ended December 31,
	2018	2017
	(in thousands of U.S. dollars)
Audit fees(1)	$657	$591
Audit-related fees(2)	27	26
Tax fees(3)	25	99
All other fees(4)	60	63
Total	$769	$779

(1)
“Audit fees” include fees for services performed by our independent public accounting firm in connection with the integrated audit of our annual audit consolidated financial statements for 2018 and 2017, and its internal control over financial reporting as of December 31, 2018 and 2017, certain procedures regarding our quarterly financial results submitted on Form 6-K, and consultation concerning financial accounting and reporting standards.

(2)	“Audit-related fees” relate to assurance and associated services that are traditionally performed by the independent auditor.

(3)
“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice and tax planning services on actual or contemplated transactions.

(4)	“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives, due diligence investigations and other matters.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

“RESOLVED, to re-appoint the Company’s auditor, Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) (the “Auditors”) as the independent auditors of the Company for the year ending December 31, 2019, and its services until the close of the Company’s next annual general meeting to be held in 2020, and that the board of directors of the Company be authorized to determine compensation of the Auditors in accordance with the volume and nature of their services.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those mentioned in the enclosed Notice of Annual General Meeting of Shareholders. If any other matters do properly come before the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Company’s Annual Report, filed on Form 20-F with the SEC on March 14, 2019, and other filings with the SEC, including reports regarding the Company’s quarterly business and financial results, are available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the ‘Investor Relations’ section of the Company’s website at www.caesarstone.com. Shareholders may obtain a copy of these documents without charge at www.caesarstone.com.

          The Company is subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s SEC filings are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board: /s/ Ariel Halperin Dr. Ariel Halperin Chairman of the Board

Kibbutz Sdot-Yam, M.P Menashe 3780400, Israel
August 22, 2019

Exhibit A

COMPENSATION POLICY

CAESARSTONE LTD.

Compensation Policy for Executive Officers and Directors

Effective as of [________], 2019

Table of Contents

Page

A. Overview and Objectives	A - 3
B. Base Salary, Benefits and Perquisites	A - 5
C. Cash Bonuses	A - 6
D. Equity Based Compensation	A - 9
E. Retirement and Termination of Service Arrangements	A - 10
F. Exculpation, Indemnification and Insurance	A - 11
G. Arrangements upon Change of Control	A - 12
H. Board of Directors Compensation	A - 13
I. Miscellaneous	A - 14

A.    Overview and Objectives

1.	Introduction

This document sets forth the Compensation Policy for Executive Officers and Directors (this “Compensation Policy” or “Policy”) of Caesarstone Ltd. (“Caesarstone” or the “Company”), in accordance with the requirements of the Companies Law, 5759-1999 (the “Companies Law”).

Compensation is a key component of Caesarstone’s overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance Caesarstone’s value and otherwise assist Caesarstone to reach its business and financial long-term goals. Accordingly, the structure of this Policy is established to tie the compensation of each officer to Caesarstone’s goals and performance.

For purposes of this Policy, “Executive Officers” shall mean “Office Holders” as such term is defined in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, Caesarstone’s directors.

This Compensation Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Compensation Policy is adopted and shall serve as Caesarstone’s Compensation Policy for three (3) years commencing as of its adoption.

The Compensation Committee and the Board of Directors of Caesarstone (the “Compensation Committee” and the “Board”, respectively) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

It is hereby clarified that nothing in this Compensation Policy shall be deemed to grant any of Caesarstone’s Executive Officers or directors or employees or any third party any right or privilege in connection with their employment by the Company. Such rights and privileges shall be solely governed by the respective personal employment agreements.

2.	Objectives

Caesarstone’s objectives and goals in setting this Compensation Policy are to attract, motivate and retain highly experienced personnel who will provide leadership for Caesarstone’s success and enhance shareholder value, while supporting a performance culture that is based on merit, and differentiates and rewards excellent performance in the long term, while recognizing Caesarstone’s core values. To that end, this Policy is designed, among others:

2.1.	To closely align the interests of the Executive Officers with those of Caesarstone’s shareholders in order to enhance shareholder value;

2.2.	To align the Executive Officers’ compensation with Caesarstone’s short and long-term goals and performance;

2.3.
To provide the Executive Officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and to promote for each Executive Officer an opportunity to advance in a growing organization;

2.4.	To strengthen the retention and the motivation of Executive Officers in the long term;

2.5.	To provide appropriate awards in order to incentivize superior individual excellence and corporate performance; and

2.6.	To maintain consistency in the way Executive Officers are compensated.

3.	Compensation Instruments

3.1.	Compensation instruments under this Compensation Policy may include the following:

3.1.1.	Base salary;

3.1.2.	Benefits and perquisites;

3.1.3.	Cash bonuses;

3.1.4.	Equity based compensation; and

3.1.5.	Retirement and termination of service arrangements.

3.2.	Any grant of a compensation instrument shall be subject to this Compensation Policy and to the obtainment of all approvals required under any applicable law.

4.	Inter-Company Compensation Ratio

4.1.
In the process of drafting this Policy, the Compensation Committee and the Board have examined the ratio between employer cost associated with the engagement of the Executive Officers and the average and median employer cost of the other employees of Caesarstone (including contractor employees as defined in the Companies Law), per territory and on a global basis (the “Ratio”).

4.2.
The possible ramifications of the Ratio on the work environment in Caesarstone were examined and will continue to be examined by the Company from time to time in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in Caesarstone.

5.	Overall Compensation - Ratio Between Fixed and Variable Compensation

5.1.
This Policy aims to balance the mix of “Fixed Compensation” (comprised of base salary and benefits) and “Variable Compensation” (comprised of cash bonuses and equity-based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet Caesarstone’s short- and long-term goals while taking into consideration the Company’s need to manage a variety of business risks.

5.2.
The value of the annual target Variable Compensation of each Executive Officer, to which such Executive Officer may be entitled subject to meeting his or her respective key performance indicators and/or by way of equity-based incentives, shall be at least 30% of such Executive Officer’s annual Fixed Compensation.

B.    Base Salary, Benefits and Perquisites

6.	Base Salary

6.1.
A base salary provides stable compensation to Executive Officers and allows Caesarstone to attract and retain competent executive talent and maintain a reliable management team. The base salary varies between Executive Officers, and is individually determined according to the educational background, prior vocational experience, qualifications, role, business responsibilities and the past performance of each Executive Officer.

6.2.
Since a competitive base salary is essential to Caesarstone’s ability to attract and retain highly skilled professionals, Caesarstone will seek to establish a base salary that is competitive with the base salaries paid to comparable Executive Officers, while considering, among others, Caesarstone’s size, performance and field of operation and the geographical location of the employed Executive Officer as well as his personal and professional skills. To that end, Caesarstone shall utilize as a reference, comparative market data and practices, which may include, among others, a compensation survey that compares and analyses the level of the overall compensation package offered to an Executive Officer of the Company with compensation packages in similar positions to that of the relevant officer in other companies operating in sectors which are similar in their characteristics to Caesarstone’s, as much as possible, while considering, among others, such companies’ size and characteristics including their revenues, profitability rate, number of employees and operating arena (in Israel or globally), which shall be reviewed by the Compensation Committee.  Such compensation survey may be conducted internally or through an external consultant.

6.3.
The Compensation Committee and the Board may periodically consider and approve base salary adjustments for Executive Officers. The main considerations for salary adjustment are similar to those used in initially determining the base salary, but may also include, among others, change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, relocation, budgetary constraints or market trends. The Compensation Committee and the Board will also consider the previous and existing compensation arrangements of the Executive Officer whose base salary is being considered for adjustment.

6.4.
The base salary, for the purpose of this Policy, means the monthly fixed payment due to an Executive Officer, whether an Executive Officer is an employee who is paid a salary or a contractor whose monthly consideration is paid against a tax invoice, in which case, the base salary shall be deemed as 75% of the monthly payment against a tax invoice.

7.	Benefits

7.1.	The following benefits may be granted to the Executive Officers in order, among other things, to comply with legal requirements:

7.1.1.	Vacation days in accordance with applicable law and market practice;

7.1.2.	Sick days in accordance with applicable law and market practice;

7.1.3.	Convalescence pay according to applicable law and market practice;

7.1.4.	Monthly remuneration for a study fund, as allowed by applicable law and with reference to Caesarstone’s practice and market practice;

7.1.5.
Caesarstone shall contribute on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to Caesarstone’s policies and procedures and the practice in peer group companies; and

7.1.6.
Caesarstone shall contribute on behalf of the Executive Officer towards work disability insurance, as allowed by applicable law and with reference to Caesarstone’s policies and procedures and to the practice in peer group companies.

Non-Israeli Executive Officers may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed. Such customary benefits shall be determined based on the methods described in Section 6.2 of this Compensation Policy (with the necessary changes).

7.2.
In the event an Executive Officer relocates, such Executive Officer may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which he or she is employed. Such benefits shall include reimbursement of out of pocket one-time payments and other ongoing expenses, such as real estate broker fees, moving costs, car allowance, and home leave visit, etc.

7.3.
Caesarstone may offer additional benefits to its Executive Officers, which will be comparable to customary market practices, such as, but not limited to: cellular phone benefits, company car and travel benefits, reimbursement of business travel expenses, including a daily stipend when traveling,  and other business related expenses, insurances, professional licenses, membership fees in professional organizations and other benefits (such as newspaper subscriptions, academic and professional studies and welfare activities), provided, however, that such additional benefits shall be determined in accordance with Caesarstone’s policies and procedures.

C.    Cash Bonuses

8.	Annual Cash Bonuses - The Objective

8.1.
Compensation in the form of an annual cash bonus is an important element in aligning Executive Officers’ compensation with Caesarstone’s objectives and business goals. Therefore, a pay-for-performance element is an important part of compensation, as payout eligibility and levels are determined based on actual financial and operational results, as well as individual performance.

8.2.
An annual cash bonus may be awarded to Executive Officers upon the attainment of pre-set periodical objectives and individual targets determined by the CEO and approved by the Compensation Committee at the beginning of each fiscal year or several fiscal years, or upon engagement, in case of newly hired Executive Officers, taking into account Caesarstone’s short and long-term goals, as well as its compliance and risk management policies. The Compensation Committee and the Board shall also determine applicable minimum thresholds that must be met for entitlement to the annual cash bonus (all or any portion thereof) and the formula for calculating the annual cash bonus payout. In special circumstances, as determined by the Compensation Committee and the Board (e.g., regulatory changes, changes in Caesarstone’s business environment, objectives or timelines, a significant organizational change and a significant merger and acquisition events), the Compensation Committee and the Board may modify the bonus plan during the calendar year.

8.3.
In the event the employment of an Executive Officer is terminated prior to the end of a fiscal year, the Company may pay such Executive Officer a full annual cash bonus (provided that the termination date occurs in the third or fourth quarter of such fiscal year) or a prorated one. Such bonus will become due on the termination day of the Executive Officer's engagement with the Company or on the same scheduled date for annual cash bonus payments by the Company.

8.4.	The actual annual cash bonus to be awarded to Executive Officers shall be approved by the Compensation Committee and the Board.

9.	Annual Cash Bonuses - The Formula

Executive Officers other than the CEO

9.1.
The annual cash bonus of Caesarstone’s Executive Officers other than Caesarstone’s chief executive officer (“CEO” and “VPs”, respectively) will be based on the measurable objectives of the Company, measurable personal objectives or non-measurable personal objectives (based on a discretionary evaluation of the VP’s overall performance by the CEO) and subject to a minimum threshold. The objectives will be recommended annually by Caesarstone’s CEO and approved by the Compensation Committee on the basis of, but not limited to, Company and personal objectives. Examples of measurable objectives that will be considered include: business and operational objectives (such as revenue, adjusted EBITDA and operating profit objectives, initiation of new markets and products, operational efficiency); customer focus (such as customer satisfaction); project milestones (such as product implementation in production, product acceptance and new product penetration) and investment in human capital (such as employee satisfaction, employee retention and employee training and leadership programs).

9.2.	The annual cash bonus which may be awarded to each of the VPs will not exceed such VP’s monthly base salary multiplied by eight (8).

CEO

9.3.
The annual bonus of Caesarstone’s CEO will be based mainly on measurable objectives of the Company and subject to a minimum threshold. The measurable objectives will be approved by the Compensation Committee and the Board at the commencement of each fiscal year or several fiscal years (or upon engagement, in case of newly hired CEO or in special circumstances as indicated in Section 8.2 above).

9.4.
The annual cash bonus which may be awarded to Caesarstone’s CEO with respect to a fiscal year shall not exceed an amount equal to 2.5% of Caesarstone’s adjusted net income in such fiscal year and in any case the accumulated amount of the annual bonus and the annual base salary of the CEO shall not exceed two (2) million US dollars.

9.5.
The annual cash bonus will be based mainly (at least 80%) on measurable objectives, and, with respect to its less significant part (up to 20%), may be based on a discretionary evaluation of the CEO’s overall performance by the Compensation Committee and the Board based on quantitative and qualitative criteria.

10.	Other Bonuses

10.1.
Special Bonus. Caesarstone may grant its Executive Officers a special bonus as an award for special achievements (such as in connection with mergers and acquisitions, offerings, achieving target budget or business plan under exceptional circumstances or special recognition in case of retirement) at the CEO’s discretion (and in the CEO’s case, at the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Special Bonus”). The Special Bonus will not exceed twelve (12) monthly base salaries of the Executive Officer.

10.2.
Signing Bonus. Caesarstone may grant a newly recruited Executive Officer a signing bonus at the CEO’s discretion (and in the CEO’s case, at the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Signing Bonus”). The Signing Bonus will not exceed six (6) monthly base salaries of the Executive Officer’s first annual compensation package.

10.3.
Relocation Bonus. In the event an Executive Officer relocates, such Executive Officer may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which he or she is employed. Such benefits shall include reimbursement for out of pocket one-time payments and other ongoing expenses, such as real estate broker fees, moving costs, home leave visit, etc. The relocation bonus will not exceed six (6) monthly base salaries of the Executive Officer.

10.4.
Non-Compete Grant. Upon termination of employment and subject to applicable law, Caesarstone may grant to its Executive Officers a non-compete grant as an incentive to refrain from competing with Caesarstone for a defined period of time. The terms and conditions of the non-compete grant shall be decided by the Board and shall not exceed such Executive Officer’s monthly base salary multiplied by twelve (12).

11.	Compensation Recovery (“Clawback”)

11.1.
In the event of an accounting restatement, Caesarstone shall be entitled to recover from its Executive Officers the annual bonus compensation or performance-based equity compensation in the amount in which such compensation exceeded what would have been paid under the financial statements, as restated, provided that a claim is made by Caesarstone prior to the second anniversary of the fiscal year end of the restated financial statements.

11.2.	Notwithstanding the aforesaid, the compensation recovery will not be triggered in the following events:

11.2.1.	The financial restatement is required due to changes in the applicable financial reporting standards; or

11.2.2.	The Compensation Committee has determined that clawback proceedings in the specific case would be impossible, impractical or not commercially or legally efficient.

11.3.	Nothing in this Section 11 derogates from any other “clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws.

D.    Equity Based Compensation

12.	The Objective

12.1.
The equity based compensation for Caesarstone’s Executive Officers is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the Executive Officers’ interests with the long-term interests of Caesarstone and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity-based awards are to be structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

12.2.
The equity-based compensation may be in a form of share options and/or other equity-based awards, such as restricted share units and phantom options, in accordance with the Company’s equity incentive plan in place as may be updated from time to time.

12.3.
The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the Executive Officer.

13.	General Guidelines for the Grant of Awards

13.1.
The fair value of the equity based compensation per vesting year (on a linear basis), determined in accordance with acceptable valuation practices at the time of grant, of each of Caesarstone’s VPs and CEO shall not exceed 0.2% and 1%, respectively, of Caesarstone’s market fair value based on the known closing price of the Company’s shares on Nasdaq as of the date of grant.

13.2.	The Compensation Committee and the Board may approve the grant of equity awards with a cap on the benefit deriving from the exercise of equity‐based compensation.

13.3.
Equity-based compensation awarded by the Company to employees, Executive Officers or directors shall not be, in the aggregate, in excess of 10% of the Company’s share capital on a fully diluted basis at the date of grant.

13.4.
All equity-based incentives granted to Executive Officers shall be subject to vesting periods in order to promote long-term retention of the awarded Executive Officers. Unless determined otherwise in a specific award agreement approved by the Compensation Committee and the Board, grants to Executive Officers shall vest gradually over a period of between three (3) to four (4) years or based on performance. The exercise price of options shall be determined in accordance with Caesarstone’s equity award policies, the main terms of which shall be disclosed in the annual report of Caesarstone.

13.5.
All other terms of the equity awards shall be in accordance with Caesarstone’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable and make provisions with respect to the acceleration of the vesting period of any Executive Officer’s awards, including, without limitation, in connection with a change of control, subject to any additional approval if such may be required by the Companies Law.

13.6.	The fair value of the equity-based compensation for the Executive Officers will be determined according to acceptable valuation practices at the time of grant.

E.   Retirement and Termination of Service Arrangements

14.	Advanced Notice Period and Adjustment Period

14.1.
Caesarstone may provide a VP a prior notice of termination and/or an adjustment period accumulated to up to nine (9) months, during which the VP may be entitled to all of the compensation elements, and to the continuation of vesting of his options.

14.2.
Caesarstone may provide the CEO with a prior notice of termination and/or an adjustment period accumulated to up to twelve (12) months, during which the CEO may be entitled to all of the compensation elements, and to the continuation of vesting of his options.

14.3.	The Executive Officer shall be required not to compete with the Company during the advanced notice period and the adjustment period.

15.	Additional Retirement and Termination Benefits

15.1
Arrangements related to termination of service or employment may be determined based on the circumstances of such termination (whether upon retirement, resignation, termination by the Company or otherwise), the term of service or employment of the VP or CEO, his/her compensation package during such period, market practice in the relevant geographic location, Caesarstone’s performance during such period and the VP’s or CEO’s contribution to Caesarstone achieving its goals and maximizing its profits and other considerations that may be found relevant by Caesarstone. For example, the Compensation Committee and the Board may, at their discretion, determine not to provide some or any post-service or employment benefits, compensation or protection, in the event of termination for “cause,” which will be as defined in the applicable arrangement or plan document.

15.2
Caesarstone shall provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), and may provide additional retirement and terminations benefits and payments which will be comparable to customary market practices, provided that such additional retirement and termination benefits together with the termination benefits provided under Section 14.1 and 14.2 shall not exceed 24 monthly base salaries of the Executive Officer.

F.    Exculpation, Indemnification and Insurance

16.	Exculpation

Caesarstone may exempt its directors and Executive Officers in advance for all or any of their liability for damage in consequence of a breach of the duty of care vis-a-vis Caesarstone, to the fullest extent permitted by applicable law.

17.	Insurance and Indemnification

17.1.
Caesarstone may indemnify its directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or Executive Officer, either retroactively or in advance as provided in the indemnity agreement between such individuals and Caesarstone, all subject to applicable law and the Company’s articles of association.

17.2.	Caesarstone will provide “Directors’ and Officers’ Liability Insurance” (the “Insurance Policy”) for its directors and Executive Officers, as follows:

17.2.1.
The limit of liability of the insurer shall not exceed US$150 million per claim and in the aggregate for an annual policy and an additional limit of liability, exceeding the limit of liability in the policy, for defense costs in compliance with Section 66 of the Israeli Insurance Contract Law – 1981 (the “Insurance Law”);

17.2.2.	The annual premium shall not exceed US$1,000,000;

17.2.3.
The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal, shall be approved by the Compensation Committee which shall determine whether (i) the sums are reasonable considering Caesarstone’s exposures, the scope of coverage and market conditions and (ii) the Insurance Policy reflects then prevailing market conditions, and, provided, further, that the Insurance Policy shall not materially affect the Company’s profitability, assets or liabilities; and

17.2.4.
The insurance terms and conditions will be the subject of negotiations between the Company and the insurer (and if necessary alternative quotations will be considered).  The insurance coverage is and will be extended to indemnify the Company for losses it may incur that derive from a claim against it concerning a wrongful act of the Company alleging a breach of the securities laws. The policy may include priorities for payment of any insurance benefits pursuant to which the rights of the directors and Officers to receive indemnity from the Insurer takes precedence over the right of the Company itself.

17.3.	The Company shall be entitled, subject to the approval of the Compensation Committee, to the following:

17.3.1.
To purchase an insurance coverage for wrongful acts occurring before the effective date of the change in risk (the "Run Off Coverage") of up to seven (7) years, from the same insurer or any other insurer, in Israel or overseas;

17.3.2.
The limit of liability of the insurer shall not exceed US$150 million per claim and in the aggregate for the term of the policy and an additional limit of liability exceeding the limit of liability in the policy for defense costs in compliance with Section 66 of the Insurance Law;

17.3.3.
The premium for the insurance period shall not exceed 400% of the last paid annual premium The Run Off Coverage, as well as the limit of liability and the premium for each extension or renewal, shall be approved by the Compensation Committee which shall determine whether (i) the sums are reasonable considering Caesarstone’s exposures, the scope of coverage and market conditions and (ii) the Run Off Coverage reflects then prevailing market conditions, and, provided, further, that the Run Off Coverage shall not materially affect the Company’s profitability, assets or liabilities.

17.4.
Caesarstone may extend an existing Insurance Policy to include coverage for liability pursuant to a future public offering of securities, provided, however, that the insurance transaction complies with the following conditions:

17.4.1.	The additional premium for such extension of liability coverage shall not exceed 50% of the previously paid annual premium; and

17.4.2.
Such extension and consequent additional premium shall be approved by the Compensation Committee which shall determine whether (i) the sums are reasonable considering Caesarstone’s exposures, the scope of coverage and market conditions and (ii) said extension reflects then prevailing market conditions, and, provided, further, that the extension shall not materially affect the Company’s profitability, assets or liabilities.

17.5.
Any other insurance coverage purchased by Caesarstone may be extended to include directors and Officers as additionally insured beneficiaries, in so far as such extension will not result in an additional premium.

G. Arrangements upon Change of Control

18.
The following benefits may be granted to the Executive Officers in addition to the benefits applicable in the case of any retirement or termination of service or adverse adjustment of the service in a material way which were upon a “Change of Control”:

18.1.	Vesting acceleration of outstanding options or other equity-based awards.

18.2.	Extension of the exercising period of options for Caesarstone’s VPs and CEO for a period of up to one (1) year and two (2) years, respectively, following the date of employment termination.

18.3.
Up to an additional six (6) months of continued base salary, benefits and perquisites following the date of employment termination (the “Additional Adjustment Period”). For avoidance of doubt, such additional Adjustment Period shall be in addition to the advance notice and adjustment periods pursuant to Section 14 of this Compensation Policy, and in any case shall not exceed 24 monthly base salaries as set forth in Section 15.2.

18.4.	In the case of the CEO, a cash bonus equal to up to twelve (12) monthly base salaries.

H.   Board of Directors Compensation

Cash Compensation

19.1.
All Caesarstone’s Board members, excluding the chairman of the Board, the external directors and independent directors, shall be entitled to a compensation as shall be determined from time to time and approved by the Compensation Committee, the Board and the Company’s shareholders, based on the director’s relevant skills and experience, up to, on an annual basis, (i) for a director who is an Israeli resident, the total compensation payable annually to the Company’s external and independent directors, including annual fees and participation compensation; and (ii) for a director who is a non-Israeli resident, 400% of the annual fees and 400% the participation compensation payable to the Company’s external and independent directors.

19.2.
The compensation of the Company’s external directors and independent directors shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Reliefs for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time (“Compensation of Directors Regulations”).

19.3.
The chairperson of the Board shall be entitled to an annual base compensation that shall not exceed five (5) times the total annual compensation of an external director (assuming a total of nine (9) Board and committee meetings per year). In addition, the chairperson of the Board may be granted an annual bonus based on measurable parameters to be defined by the Compensation Committee and the Board, and approved by the Company’s shareholders, which shall amount to up to 50% of the chairperson’s annual base compensation.

20.	Equity Based Compensation

20.1.	Directors may also be awarded equity-based compensation, as shall be determined from time to time and approved by the Compensation Committee, the Board and the Company’s shareholders.

20.2.
The fair value of the equity-based compensation per vesting year (on a linear basis) determined in accordance with acceptable valuation practices at the time of grant, of each director shall not exceed 0.1% of Caesarstone’s market fair value based on the known closing price of the Company’s shares on Nasdaq as of the date of grant.

20.3.	The Compensation Committee and the Board may approve the grant of equity awards with a cap for the benefit deriving from the exercise of equity‐based compensation.

20.4.
All equity-based awards granted to directors shall be subject to vesting periods. Unless determined otherwise in a specific award agreement, grants to directors shall vest gradually over a period of between three (3) to four (4) years.

20.5.
All other terms of the equity awards shall be in accordance with Caesarstone’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable and make provisions with respect to the acceleration of the vesting period of any director’s awards, including, without limitation, in connection with a change of control, subject to any additional approval if such may be required by the Companies Law.

20.6.	The fair value of the equity-based compensation for directors will be determined according to acceptable valuation practices at the time of grant.

21.	Expense Reimbursement

21.1.	Members of Caesarstone’s Board shall be entitled to reimbursement of expenses incurred in the performance of their duties and other services to the Company.

I.    Miscellaneous

22.
Nothing in this Policy shall be deemed to grant any of Caesarstone’s Executive Officers, directors or employees or any third party any right or privilege in connection with their engagement with the Company. Such rights and privileges shall be governed by the respective personal employment or engagement agreements. The Board may determine that none or only part of the payments and benefits shall be granted, and is authorized to cancel or suspend a compensation package or part thereof, subject to any applicable law.

23.
An Immaterial Change in the terms of employment of a VP may be approved by the CEO, provided that the amended terms of employment are in accordance with this Compensation Policy, and subject to the following mechanism: following the CEO's approval of an Immaterial Change, any further change to the terms of employment of that certain VP (whether Immaterial Change or not) shall be subject to the approval of the Compensation Committee and the Board, and, after their approvals, the next Immaterial Change in the terms of employment of such VP may be once again approved by the CEO.

An “Immaterial Change” means change (or changes, on an accumulated basis) in the terms of employment of a VP, other than equity awards, that amounts to up to 5% of the VP's annual gross base salary.

24.
In the event that new regulations or law amendment in connection with Executive Officers’ and directors’ compensation will be enacted following the adoption of this Compensation Policy, Caesarstone may follow such new regulations or law amendments, even if such new regulations and law amendments are in contradiction to the compensation terms set forth herein.

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This Policy is designed solely for the benefit of Caesarstone and none of the provisions thereof are intended to provide any rights or remedies to any person or entity other than Caesarstone.